Filed Pursuant to Rule 424(b)(3)

Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 3 DATED MAY 11, 2011

TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 2 dated April 28, 2011. Terms used and not otherwise defined in this Supplement No. 3 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose:

—	the status of our public offering;

—	the authorization by our board of directors to pursue the potential acquisition of a retail shopping center located in Bismarck, North Dakota;

—	an update on the capitalization rates and occupancy rates of our properties; and

—	information on the recent appraisal of the Northgate Plaza Shopping Center.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of May 5, 2011, we had received and accepted investors’ subscriptions for and issued 2,999,000 shares of our common stock in our initial public offering, including 52,192 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $29,648,255. As of May 5, 2011, approximately 97,051,192 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2011, unless extended, or the date on which the maximum offering amount has been sold.

Authorization by Our Board of Directors to Pursue a Potential Property Acquisition

On May 10, 2011, our board of directors authorized our officers to pursue the acquisition of Pinehurst Square East, a regional shopping center located in Bismarck, North Dakota. Pinehurst Square East is currently owned by a group of tenant-in-common owners, or the TIC owners. Subject to the satisfaction of all closing conditions, TNP SRT Pinehurst East, LLC, or TNP SRT Pinehurst, an indirect wholly owned subsidiary of our operating partnership, intends to acquire up to 100% of the TIC owners’ tenant-in-common interests in Pinehurst Square East and certain other rights and property related to Pinehurst Square East in exchange for a combination of cash and units of our operating partnership’s common limited partnership interests. For purposes of the proposed acquisition of Pinehurst Square East, we have valued Pinehurst Square East at $15,000,000, subject to the closing costs and other charges applicable to the TIC owners. Our operating partnership intends to repay the existing loan secured by Pinehurst Square East in the original principal amount of $13,200,000 with the proceeds of an advance under our operating partnership’s revolving credit agreement with KeyBank National Association in the principal amount of $9,750,000, which advance will be secured by Pinehurst Square East. The acquisition of Pinehurst Square East is subject to certain conditions to closing, including the conveyance by TIC owners of a sufficient amount of their tenant-in-common interests in Pinehurst Square East to TNP SRT Pinehurst in exchange for units in our operating partnership, as determined in our sole discretion, and the absence of material adverse developments at Pinehurst Square East. We expect to close the proposed acquisition of Pinehurst Square East during the second quarter of 2011; however, there is no assurance that we will close the acquisition of Pinehurst Square East on the above terms or at all.

Pinehurst Square East contains 114,292 square feet of rentable space and is comprised of three buildings located on a 13.89 acre parcel of land. Pinehurst Square East was constructed in 2005 and is located at the northeast corner of Interstate 94 and Tyler Parkway, a location which benefits from a full interchange with Interstate 94. Pinehurst Square West, a separate retail property distinct from Pinehurst Square East which is not a part of our proposed acquisition, is located adjacent to Pinehurst Square East and features tenants such as Best Buy, Petsmart, Dollar Tree, Starbucks, Lowes and Kohl’s.

Significant tenants at Pinehurst Square East include TJ Maxx, Old Navy, Shoe Carnival, Dress Barn, David’s Bridal and Five Guys Burgers and Fries. As of May 5, 2011, Pinehurst Square East was approximately 92.1% leased. The following table sets forth additional information with respect to certain significant tenants at Pinehurst Square East:

Tenant	Rentable Square Feet	Approximate Percentage of Rentable Square Feet	Lease Expiration
TJ Maxx	26,000	22.75%	March 2017 (1)
Old Navy	15,364	13.44%	November 2011 (2)
Shoe Carnival	10,000	8.75%	July 2017 (3)

(1)	TJ Maxx has the option to renew its lease for up to four additional terms of five years each.
(2)	Old Navy has the option to renew its lease for up to two additional terms of five years each.
(3)	Shoe Carnival has the option to renew its lease for up to two additional terms of five years each.

The capitalization rate for Pinehurst Square East as of May 5, 2011 was 8.64% based on the in-place occupancy rate as of that date and our valuation of Pinehurst Square East at $15,000,000 for the purposes of the proposed acquisition. Capitalization rates represent a widely followed measure of initial yield on investment. We calculate the capitalization rate for a real property by dividing the projected “net operating income” of the property by the purchase price of the property, excluding closing costs and fees. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. We determine projected net operating income based on in-place leases, contractual rent increases or decreases for each tenant and other revenues from late fees or services, adjusted for known vacancies, tenant concessions and charges not collected.

Bismarck is the state capitol of North Dakota and the second largest city in North Dakota after Fargo. As a hub of manufacturing, retail trade, government services and heath care, Bismarck is an economic center of North Dakota. Major employers in Bismarck include the state government of North Dakota, Medcenter One Health Systems and St. Alexius Medical Center, the city’s two major healthcare providers, Bobcat/Ingersoll Rand, Basin Electric Power Cooperative, Midwest Motor Express and the U.S. Federal government. In addition, the headquarters of MDU Resources, Inc., a Fortune 500 company and the largest publicly traded company in North Dakota, are located across the street from Pinehurst Square East, providing regular foot traffic to Pinehurst Square East throughout the day.

TNP Property Manager, LLC, an affiliate of our sponsor, currently serves as the property manager for Pinehurst Square East and we expect TNP Property Manager, LLC to continue to serve as the property manager for the property following the acquisition.

An Update on the Capitalization Rates and Occupancy Rates of Our Properties

The following table provides an update to the capitalization rates and occupancy rates, as of March 31, 2011, for the real properties that we own.

Property	Capitalization Rate	Occupancy

Moreno Marketplace	8.8%	75%

Northgate Plaza	11.37%	93%

Waianae Mall	10.08%	85%

San Jacinto Esplanade	6.15%	71%

Craig Promenade	8.07%	78%

Current Portfolio	9.19%	82%

Recent Appraisal of Northgate Plaza Shopping Center

The lender under our revolving credit facility has obtained an appraisal of the Northgate Plaza Shopping Center, or the Northgate property. As indicated in the chart below, the appraised value of the Northgate property exceeds the purchase price we paid for the Northgate property.

	Original Purchase		Current Appraised Value	Increase in Value
Property Name	Date	Price		Amount	Percentage

Northgate Plaza Shopping Center	07-06-2010	$8,050,000	$9,500,000	$1,450,000	18.0%

The appraisal was conducted by an independent third party appraiser and is as of April 7, 2011. The appraisal is subject to a number of conditions and assumptions, some or all of which may be inaccurate, which could materially impact the appraised value of the Northgate property disclosed above. There is no guarantee that the appraised value of the Northgate property will increase in the future. Additionally, the appraised value of the Northgate property may decrease in the future due to market conditions or other factors.

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